

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Sergei Khorolski
Chief Executive Officer
Modern Mobility Aids, Inc.
1821 Walden Office Square, Suite 400
Schaumberg, Illinois 60173

Re: **Modern Mobility Aids, Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed September 29, 2010
File No. 333-168983

Dear Mr. Khorolski:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Exhibits

Exhibit 4.2 Subscription Agreement

1. We note your response to comment 10 in our letter dated September 20, 2010; however, it is still unclear why the representations in paragraph 2 are appropriate for the public offering. Also delete paragraph 2(C), 2(E), and 2(G) and the language in paragraph 2(D) requiring the investor make representations that appear to be a waiver of rights.

Exhibit 5.1

2. We note your response to comment 12 in our letter dated September 20, 2010. Please delete the last sentence in the fourth paragraph or revise the reference to the General Corporation Law of the State of Nevada to also include statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.
    Via facsimile to (619) 475-7882